Sapiens Announces Introduction of Next Generation Retirement Services Recordkeeping Platform

Palm Beach, FL – November 4, 2013 – At the 2013 SPARK Forum in Palm Beach, Florida, Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, announced today the introduction of Sapiens Retirement Services Recordkeeping Platform. Recently Sapiens signed a second customer to implement the retirement services platform in the US.

The new Sapiens system supports end-to-end processing of 401k, 403b and 457 plans, in addition to other plans defined under the U.S. Employee Retirement Income Security Act (ERISA). The system supports small- to mega-size Defined Contribution plans and is designed to provide the utmost flexibility through its configuration workbench. The new system has been in development over the past few years and is scheduled to be formally introduced to the market in early 2014.

At a recent meeting of national retirement plan service providers, Stacy Sandler of Deloitte Consulting LLP, who leads Deloitte Consulting’s Retirement Services Provider practice, said: “This is an opportune time for a new technology solution in this space. Many firms in our industry are undergoing technology rationalization initiatives as they review their cost to deliver retirement services. Providers are buying, building or outsourcing to achieve operational and systems efficiency to more effectively serve a wider array of customers and their needs/demands. A new technology entrant in our space would give providers an additional option to consider.”

The two companies that have selected Sapiens’ Retirement Services Recordkeeping Platform are both leading financial services organizations, and are already underway with their respective implementation projects -- planned for production use in 2014. One company is implementing the complete end-to-end system, while the other is taking a phased approach to the implementation and system rollout.

“These early adopters of our Retirement Services Recordkeeping Platform represent a major milestone for Sapiens and a strong vote of confidence in our expertise in the retirement services market. We see a tremendous amount of market opportunity given the lack of modern technology solutions able to effectively support the complexity of Employer Sponsored Defined Contribution Plans,” said Ron Karam, President, Sapiens NA Insurance Solutions, “We are excited to be able to offer the industry a modern, cost effective platform to enable retirement services companies to grow their businesses and to take advantage of the rapidly changing and emerging new technologies.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com